Filed by Youbet.com, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.
Subject Company: Youbet.com, Inc.
Exchange Act File No.: 1-34276

[Transcript of Youbet.com, Inc.’s third quarter earnings conference call held on November 12, 2009]

Operator:  Please stand by.  Good morning, ladies and gentlemen, and thank you for standing by.  Welcome to the Youbet.com Incorporated Third Quarter 2009 Earnings Conference Call.  Today’s call is being recorded.  At this time, all participants are in a listen-only mode.  Following the presentation, we will conduct a question and answer session.  Instructions will be provided at that time for you to queue up to ask your questions.

I would now like to turn the conference over to your host, Mr. William Schmitt of ICR.  Please go ahead, sir.

William Schmitt:  Thank you, Mike, and good morning, everybody.  Before we begin, I would like to remind you that certain matters discussed in this conference call may constitute forward-looking statements within the meaning of the US securities laws.  These statements reflect our current views with respect to future events or financial performance and are based on management’s current assumptions and information currently available.  These statements are predictions that are subject to risks and uncertainties that may cause actual results to differ materially from our projections.  By providing this information, we undertake no obligation to update or revise any projections or forward-looking statements, whether as a result of new developments or otherwise.  Please refer to our periodic reports filed with the Securities and Exchange Commission, including our latest Form 10-K for the fiscal year ended December 31st, 2008, for a discussion of the risks and uncertainties that could cause actual results to differ materially from our current expectations.

All financial numbers we discuss in this conference call are prepared, unless noted, in accordance with generally accepted accounting principles.  For any financial numbers not prepared in accordance with GAAP, a reconciliation of non-GAAP financial information to the most directly comparable GAAP information is included in our earnings release, which will be filed on Form 8-K.  Non-GAAP financial information is not meant as a substitute for GAAP results but it’s included solely for informational and comparative purposes.  We believe that certain non-GAAP financial information is useful to investors because it may enhance their understanding of the results and trends in our business.  As a note, the non-GAAP financial information we use may differ from that used by other companies and these non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP.

I would now like to introduce Mr. David Goldberg, President and Chief Executive Officer of Youbet.com.  David?

David Goldberg:  Thanks, Bill.  Good morning and thank you for joining us early this morning, especially those of you on the west coast, like us.  I apologize for the last minute rescheduling, but as you can see by our multiple press releases yesterday, we have a great deal of important news to share with you today.  Before we get started, let me first introduce you to Susan Bracey, our new Chief Financial Officer.  Susan worked with me at Ticket Master and it’s a pleasure to be working alongside her again at Youbet.

During our call today, I will first discuss Youbet.com’s definitive merger agreement to be acquired by Churchill Downs.  Then I’ll provide a high level overview of our performance in the quarter.  Susan will then review the financials in more detail.  And finally, we’ll both be available for questions.

As you saw last night, we have signed an agreement to be acquired by Churchill Downs for a mix of cash and stock that implies a transaction value of 126.8 million or $2.84 per share based upon the closing price of Churchill Downs’ common stock on Tuesday, November 10th.  The total consideration payable to Youbet’s shareholders is a mix of cash and Churchill Downs’ common stock, resulting in Youbet’s shareholders owning about 16% of Churchill Downs’ common stock post-transaction.  The Boards of Directors of both companies have unanimously approved this transaction.  By combining both companies’ customer bases, wagering tools and technology platforms, the new company will be in an ideal position to provide the best customer experience in online racing for both current and future players.

Online wagering will make up less than 14% of all thoroughbred 2009 handle in the US, far behind most industries’ offline to online channel migration, such as retail sales, travel, live entertainment ticketing and music.  Nothing can replace the electricity of being at the track, however, recent growth—the recent growth in ADW proves there is significant demand to wager online.  We believe this merger creates a company that has the technology, know-how and channel access to be a market innovator in the horse racing industry.

On the branding front, Youbet has strong brand equity among wagerers and provides significant upside since it can be utilized for a broad selection of online wagering games and bet types.  Churchill, who operates the Kentucky Derby, is undeniably the best of breed brand in all of horse racing.  Youbet’s shareholders will continue to have the ability to take part in any upside created by merging the two companies.  In addition, we believe our shareholders will benefit from projected cost saving synergies that will add value to the combined company.  Youbet’s shareholders will also receive immediate value through the cash portion of the consideration in the transaction.

Furthermore, upon closing, Mike Brodsky, our Executive Chairman, will be joining the Churchill Downs Board of Directors.  The merger is also conditioned upon receipt of regulatory approvals and other customary closing conditions.  At this moment, I’d like to thank the employees at both Youbet and Churchill for their hard work on this merger.

Now I’ll talk about Youbet’s performance in the quarter.  In Q3, Youbet Express handle came in at 121 million, essentially flat compared to Q3 2008.  While flat is generally not good, we are proud of the accomplishments, especially given the overall industry handle was down 10% in the quarter.  Our quarterly handle is even more impressive when you take into account that in Q3 2008 Youbet and TVG and access to track content that Twin Spires, XpressBet and others did not, making the year-over-year comparables much more difficult.  On a go-forward basis, all competitors in the ADW space have access to virtually all the same track content, which we have seen as good for the industry, resulting in increased overall ADW handle in allowing all of us to differentiate based upon the quality of the customer experience.

EBITDA from continuing operations at Youbet Express, which is defined as earnings before interest, taxes, depreciation and amortization, decreased 1.7 million year-over-year.  There were two primary drivers that made up a majority of the year-over-year variance.  Revenues at Youbet Express declined 4% or 900,000 from the 23—from 23.4 million to 22.5 million, which included a $330,000 revenue impact due to a non-cash accounting charge related to our player reward program, which we disclosed to you earlier in the quarter.  Without this one-time cash charge, revenue would have been down approximately $600,000.  We incurred expenses of $400,000 related to legal and business development opportunities, some of which are related to the Churchill merger.

Youbet Express’ net revenue, which is commission revenue minus track fees, licensing fees and TV fees, totaled 8.3 million, but adjusted for the one-time rewards point charge I mentioned earlier, net revenue totaled 8.7 million, an $829,000 drop from 9.5 million in Q3 2008.  Youbet Express yield, defined as commission revenue less track and licensing fees as a percentage of handle, in the quarter was 6.9%.  Excluding the one-time rewards points charge, Youbet Express yield was 7.1% versus yield in Q3 2008 of 7.8%.  We have more players on our site, as we explained in our release, as Youbet’s average number of weekly unique wagerers increased 6%.  However, average handle per unique weekly wagerer decreased 6% in Q3 versus the prior year period, likely due to economic factors.

The drop in yield to 7.1%, excluding the one-time charge, year-over-year for the quarter is primarily the result of two things:  One, higher track fees, many of which relates to our new agreements with Illinois Tracks and other high profile track content deals.  While having these arrangements are popular with our players, it comes to us at a higher cost.  And two, more wagering by high volume customers on the Youbet website in Q3 versus the prior year period.  With our higher end players making up more of Youbet Express’ handle mix in 2009, this lowers our yield since they receive more incentives or point rewards to wager.

Despite the weakened economy, we continued to profitably add customers to our base for Q3.  In fact, our new customer acquisition rate is up almost 14% in Q3 when compared to the prior year period.  We believe that continuing to profitably acquire and engage customers on the system puts us in an ideal position when the economy begins to rebound.

Let’s look at what’s ahead in Q4 for Youbet Express.  For starters, we just had a busy and very successful Breeder’s Cup weekend.  Our total handle on the Saturday of Breeder’s Cup was up 10% over the Breeder’s Cup Saturday in 2008 and handle for the entire weekend was up 8% versus Breeder’s weekend last year.  While industry and economic headwinds continue, we’re adding content we did not have in Q4 of 2008, such as races at Churchill Downs, Remington, Portland Meadows, Lone Star and the Meadows.

On the expense side, we’ll be further contributing to our bottom line in the quarter, with the changes recently made to our customer loyalty program we call Youbet Advantage.  When I became Chief Operating Officer in 2008, one of my first priorities was to find savings in this program.  I’m happy to say, after extensive testing through our customer base, we have restructured the program to significantly reduce costs while still highly incentivizing our players to wager and stay with Youbet.  The changes took effect at the very end of Q3 and we’re already seeing benefits in Q4.  The program hit a contra revenue line in our P&L and we expect to revamp the program to add up to $1 million annually to revenue, which will flow directly to the bottom line.

Let’s now move to United Tote.  As you probably saw, we recently appointed Dawn Haden, the new President of UT.  Formerly at Youbet Express, her focus was on process improvements and fiscal responsibility, which contributed greatly to the efficiency and profitability of the Youbet Express segment.  We believe these skills will translate well at United Tote.  And we’ve added another key asset in Jonathan Bourgoine, who is Senior Vice President of Operations and focused on enhancing systems integrity, evaluating new technologies, reducing cost inefficiencies and addressing various industry-wide issues.  At Youbet Express, Jonathan was responsible for introducing new technologies in order to help streamline processes and reduce costs, while also recruiting and building the current infrastructure team that has supported the industry-leading ADW platform we use today.  Dawn and Jonathan are very exciting additions to the UT team and will help the Company going forward battle the headwinds in the industry.

As you would expect, the 10% industry handle decline in the quarter had an unfavorable impact to the UT side.  United Tote’s revenue declined 733,000 or 12% in Q3 2009 versus Q3 2008, leading to an EBITDA from continuing operations drop of 932,000 in the quarter.  Most of United Tote’s revenue is directly tied to industry handle and the fewer race days have negatively impacted the business.  Susan will provide more details on the numbers but I want to reiterate that we are constantly looking to improve performance in United Tote, and we believe these recent management changes will help us take positive steps toward this goal.

On the legislative front, while there is nothing significant to report, Youbet remained actively supportive of legislation to legalize Internet gambling.  As I noted before, we continue to make investments in this area.  We remain committed to being engaged in the legislative process and demonstrate to the US Congress that Youbet’s 10 plus years experience in online wagering is the model for safe and secure online gaming.

With that said, I’d like to now turn it over to Susan, who will walk you through the financials.  Susan?

Susan Bracey:  Thanks, David.  Yesterday we reported net income in the third quarter of 2009 of $878,000 or $0.02 per diluted share versus $2.7 million or $0.06 per diluted share in the prior year period.  Excluding the one-time non-cash accounting charge of $330,000 related to the rewards program, third quarter diluted earnings per share would have been $0.03.  As David mentioned, Youbet Express handle for the third quarter of 2009 was $121.3 million, which was essentially flat with the prior year’s third quarter handle of $121.7 million.

Youbet Express revenue was down 4% or $900,000 to $22.5 million in the third quarter of 2009 from $23.4 million in the third quarter of 2008.  This was primarily due to the increased player incentives paid to higher end wagerers and the one-time non-cash accounting charge of $330,000 related to the player rewards program.  Gross profit at Youbet Express decreased 13% to $7.8 million, primarily due to the revenue decline and increased track fees.

United Tote contract revenues of $5.5 million for the third quarter of 2009 were down 400,000 from the third quarter of 2008, while equipment sales were down 313,000 from the same period in 2008.  The shortfall in revenue was primarily a result of track closures, the overall thoroughbred industry handle decline and fewer racing days in the quarter.  Contract costs in the third quarter of 2009 of 4.1 million were up 200,000 compared to the prior year period as a result of inventory adjustments.  Gross profit for the Tote segment declined 33% in the third quarter to $1.5 million, which is attributed to the revenue decline, coupled with the flat cost structure.  Consolidated Company gross profit, which represents total revenues less track fees, licensing fees, contract costs, equipment costs and network operations, totaled $9.3 million in the third quarter of 2009, a 17% decline from the 2008 period.

Operating expenses related to continuing operations, which includes research and development, sales and marketing, general administration, administrative and depreciation and amortization, were $8.4 million in the third quarter of 2009, up 400,000 from 8 million in the third quarter of 2008.  Research and development costs of $769,000 remained flat from the same period of the prior year.  Sales and marketing expenses of $1.5 million were up 200,000 from the third quarter of 2008.  The increase in marketing expenses of $1.5 million was up 200,000 from the—I’m sorry, the increase was in the Youbet Express segment due to an increase in sales and marketing personnel focused on targeted marketing efforts, including online customer acquisitions, conversion and retention.  Sales and marketing costs at the United Tote segment for the third quarter were flat.

General and administrative expenses of $4.3 million increased 600,000 from the prior year period, primarily due to an increase in legal and M&A expenses related to the strategic and business development activity, some of which were related to the Churchill merger.  Depreciation and amortization costs for the third quarter of 2009 were 1.8 million, down 400,000 from the third quarter of 2008, primarily due to reduced capital expenditures in our United Tote segment and continued aging of its fixed assets.  Total non-cash compensation in the third quarter was 307,000 compared to 349,000 in the prior year period.

Consolidated EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, was $2.9 million for the quarter, down from $5.5 million in the prior year period.  The decline is due to Youbet Express and United Tote decreases of 1.6 million and 1 million, respectively, when compared to the prior year.  As David discussed earlier, the drops were related to industry headwinds in United Tote, lower yielding handle in the Youbet Express segment, costs related to new business development opportunities and the one-time non-cash accounting charge related to our YBA points reward system.  Net interest expense of $184,000 in the third quarter of 2009 was down 38,000 from net interest expense in the third quarter of 2008.

Now for the balance sheet.  As of September 30th, 2009, we had net working capital of $3 million compared to negative net working capital of $800,000 at December 31st, 2008.  As of September 30th, 2009, we have $16.9 million in cash and cash equivalents, $4.8 million in restricted cash and $8.5 million in debt.  During the third quarter of 2009, we generated cash from operations of $3.8 million and paid down debt by $1.3 million.  Our current loan and security agreement provides for a revolving credit facility and a term loan, both of which mature on November 30th, 2010.  At September 30th, 2009, we owed $5 million under the term loan and no amount was outstanding under the revolving credit facility.  Management believes that unrestricted cash on hand and cash generated by operating activity will be sufficient to fund operations, pay scheduled payments on the term loan and pay the remaining balance expected to be owed at maturity.  We do not expect to borrow under the revolving credit facility.

David Goldberg:  Thanks, Susan.  We believe the merger with Churchill Downs will create a unique, even more innovative company.  We look forward to sharing with you more exciting news about the company and the merger as details present themselves.  I’m sure you have many questions and, while I may be limited in what I can share, I think it’s now time to open it up for Q&A.  Mike?

Operator:  Thank you, sir.  Today’s Q&A session will be conducted electronically.  If you would like to ask a question, please press star, one on your telephone keypad at this time.  Once again, that is star, one on your telephone keypad.

And we will take our first question from Mr. Mike Crawford from B. Riley & Company.  Please go ahead, sir.

Mike Crawford:  Thank you very much.  Congratulations on this deal.

David Goldberg:  Thanks, Mike.

Mike Crawford:  Can you go over a couple of deal terms, such as breakup fee?

David Goldberg:  What I’m going to do for anything that hasn’t been yet released, I’m going to point you to the future filings that will come out regarding the deal.  So at this point, I can speak to what has been in the release, but I can tell you that there will be a stream of filings that will follow on that’ll contain all the details I’m sure that you’re looking for.

Mike Crawford:  Okay.  Also with the cash payout component to Youbet shareholders of some 43 million, it looks like the two companies combined are going to have about 65 million plus or so in net debt.  Do you know what the intention is on how to finance (inaudible)?

David Goldberg:  No, I can tell you that any questions like that, you could either perhaps wait.  I know the folks at Churchill are going to have a call later today and they may be able to discuss some of that.  If not, you know, we can follow-up on that information later as we can release more details and talk to you about it.

Mike Crawford:  Okay.  And why the decision to do—to make the move at this time as opposed to, you know, at some point in the future?

David Goldberg:  I mean I can say that the opportunity seemed a good one for our shareholders at this point in time.  I think the combination makes sense on a lot of levels and giving our shareholders the ability to continue to gain benefit in the combination of the two companies through the 16% that they’ll own post deal closure, I think makes a lot of sense at this point for our shareholders.

Mike Crawford:  Okay.  What—and, okay, thank you.  That’s—so I’m not going to grill you on this deal.  So just a couple of points on the business real quick, so you said your handle at the Breeder’s Cup itself and for the weekend was up 8%.  Was that 8% just at Santa Anita or was that everywhere?

David Goldberg:  That was the total handle for the weekend.  It was up 10% on Breeder’s Cup Saturday and 8% for the weekend overall, but that was not just Breeder’s Cup at Santa Anita.

Mike Crawford:  Mm-hmm.  Do you have any prognostication to how handle might compare for the whole quarter versus last year?

David Goldberg:  No.  As I—you know, we don’t give guidance like that.  Like I said, you know, we do benefit from content that we did not have last year but, at the same time, as you saw in Q3, industry handle overall from all sources was still down double digits so I don’t foresee those industry headwinds necessarily changing.

Mike Crawford:  Okay, great.  And then last question is, I think Twin Spires said on their last call that they thought their handle was going to be up about 26% in October.  Do you—can you provide any similar metric?

David Goldberg:  No, I don’t have a similar metric like that that I can throw you off the top of my head.

Mike Crawford:  Okay.  Well thanks, David.

David Goldberg:  Sure.

Operator:  And we will take our next question from Mr. Ryan Worst with Brean Murray.  Please go ahead, sir.

Ryan Worst:  Thanks.  Good morning, David, and, you know, congratulations on the deal.  I think it’s pretty attractive for Youbet shareholders.  And also, you know, I was just wondering if you can maybe talk about how long it took to put this deal together and if there were any other potential suitors that you were speaking to?

David Goldberg:  Well I can’t really comment on much of that, other than to say, obviously, we’ve had some long-term relationships with the folks at Churchill just through our core business and in the deal just essentially arose out of discussions that, you know, we have with them from time to time on business.  And, you know, we’d been working on it for, you know, the past, as you might imagine, couple of months.  But short of that, I don’t know how much other color I can give you around it.

Ryan Worst:  Okay.  I’m just trying to get a sense for how competitive the process was to buy you guys?

David Goldberg:  I, you know, unfortunately, I can’t really comment on that right now.

Ryan Worst:  Okay.  Could you talk about, you know, the management of the combined entity going forward and maybe what brand will be used or will both brands stay in tact?

David Goldberg:  Well obviously this is, the deal is signed and not closed and some of these questions you may want to direct to Churchill on their call that they’re doing later.  But I think what we’re, we would likely do is take a look at all the assets that both the companies have and then determine what makes the most sense, both from a consumer perspective and from a shareholder perspective in terms of making the best decision.  You know, I don’t think that any real firm decisions have been made yet because, pending closing, a lot of those things can’t be done.

Ryan Worst:  Okay.  What about the cash on the balance sheet?  Do you guys have any other contingent payments to make for previous acquisitions or are you guys all done with that?

David Goldberg:  No, there’s a note payable to Kinderhook based upon the United Tote transaction but that’s, you know, been disclosed and nothing has changed with regards to that.

Ryan Worst:  How much is that note payable?

Susan Bracey:  $3.2 million.

Ryan Worst:  Excuse me?  Three point two?

David Goldberg:  That’s correct.

Ryan Worst:  Okay.  And so that’s included in your debt on the balance sheet though, right?

Susan Bracey:  Yes.

David Goldberg:  Correct.

Ryan Worst:  Okay.

Susan Bracey:  We owe $5 million in the term loan and 3…

Ryan Worst:  Right.

Susan Bracey:  (Unintelligible).

Ryan Worst:  And, David, what do you see as the risks in combining the two wagering platforms and companies?  Any integration risk that you think is, are significant?

David Goldberg:  You know, depending on how these things are done, and I can’t really comment on that, I’ve personally lived through multiple system integrations in previous lives, and I think when handled carefully and thoughtfully, they’re generally done very well on the part of the consumer.  And I think knowing the technology teams on both sides, I really don’t have any concerns in that regard.

Ryan Worst:  Thank you, that’s helpful.  And what about on cap ex?  How much do you guys expect to spend—or would you have expected to spend on, you know, for 2010?

David Goldberg:  We don’t usually give guidance on cap ex expenditures and, you know, look, as of now, we continue to be a separate independent company, and we’ll continue to spend and invest as necessary for our Company.

Ryan Worst:  What have you spent year-to-date on cap ex?

Susan Bracey:  I believe it’s $2.4 million.

David Goldberg:  2.4 million so far.

Ryan Worst:  Okay, great.  That’s all my questions and congratulations.

David Goldberg:  Thanks, Ryan.

Operator:  Once again, if you would like to ask a question, that is star, one on your telephone keypad at this time.  As a final reminder, that is star, one to ask a question.

With no other questions in queue at this time, I would like to turn the call over to the management.  We did have one question pop in from Mr. Ryan Worst again.

David Goldberg:  Sure.

Ryan Worst:  Follow-up.  I know that United Tote’s used Churchill Downs.  Is there other tracks that, owned by Churchill, that use United Tote?  Or are they with other tote providers?  And generally how long are those contracts in effect?

David Goldberg:  Currently, Churchill Downs is the only track that we service that is owned by Churchill Downs.  Those contracts vary in length from, you know, anywhere from one to five years in general, but it depends on where in the cycle any of those deals might be.

Ryan Worst:  Okay, great.  Thanks.

David Goldberg:  Sure.

Operator:  We will take our next question…  No, there are no other questions in queue at this time.  I’d like to turn the call back over to management.

David Goldberg:  All right, thanks, Mike, and thank you all for taking the time early this morning to join us on the call.  We look forward to speaking with you all again in February.

Operator:  That concludes today’s conference.  Thank you for your participation.

Forward Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which are included in accordance with Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause Youbet.com, Inc.’s (“Youbet”) actual results and performance in future periods to be materially different from any future results or performance suggested by the forward looking statements in this communication. Although Youbet believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that actual results will not differ materially from these expectations. Important factors that could cause actual results to differ materially from those in the forward looking statements include the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Youbet’s stockholders to approve the proposed merger; the risk that the Churchill Downs Incorporated (“CDI”) and Youbet businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions;  the timely development and market acceptance of new products and technologies; Youbet's ability to achieve further cost reductions; increased competition in the advance deposit wagering business; a decline in the public acceptance of wagering; wagering ceasing to be legal in jurisdictions where Youbet currently operates; the limitation, conditioning, or suspension of any of Youbet's licenses; increases in or new taxes imposed on wagering revenues; the adoption of future industry standards; the loss or retirement of key executives; Youbet's ability to meet its liquidity requirements and maintain its financing arrangements; and general economic and market conditions; as well as the risks and uncertainties discussed in Youbet's Form 10-K for the year ended December 31, 2008, and in Youbet's other filings with the Securities and Exchange Commission (the “SEC”). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this communication. Youbet does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. See CDI’s and Youbet’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2008 and other public filings with the SEC for a further discussion of these and other risks and uncertainties.

Important Merger Information and Additional Information

This communication is being made in respect of the proposed merger transaction involving CDI and Youbet. In connection with the proposed transaction, CDI will file with the SEC a registration statement on Form S-4 and Youbet will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Youbet stockholders. You may obtain copies of all documents filed with the SEC concerning this proposed transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing the CDI website at www.churchilldownsincorporated.com under the heading “Investor Relations” and then under the link “SEC Filings” or from CDI by directing a request to 700 Central Avenue, Louisville, KY 40208. Alternatively, you may obtain copies by accessing Youbet’s website at www.Youbet.com under the heading “Investors Relations” and then under the link “SEC Filings” or from Youbet by directing a request to 5901 De Soto Avenue, Woodland Hills, CA 91367.

CDI and Youbet and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CDI directors and officers is available in CDI’s proxy statement for its 2009 annual meeting of shareholders and CDI’s 2008 Annual Report on Form 10-K, which were filed with the SEC on April 28, 2009 and March 4, 2009, respectively. Information regarding Youbet directors and executive officers is available in Youbet’s proxy statement for its 2009 annual meeting of stockholders and Youbet’s 2008 Annual Report on Form 10-K, which were filed with the SEC on April 30, 2009 and March 6, 2009, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holding and otherwise, will be contained in the proxy statements/prospectus and other relevant materials to be filed with the SEC when they become available.